Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2009	December 31, 2008
Cash and cash equivalents	1,542,829	1,538,769
Other investments (current)	579,675	45,863

Liquid financial assets	2,122,504	1,584,632

Total assets	13,483,308	15,100,712

Ratio	15.7%	10.5%

Tenaris – Total Liabilities to Total Assets Ratio
Thousands of U.S. Dollars	December 31, 2009	December 31, 2008	December 31, 2007
Total liabilities	3,762,472	6,398,825	7,714,737
Total Assets	13,483,308	15,100,712	15,244,587

Ratio	0.28	0.42	0.51

Tenaris – Current financial debt to total financial debt

Thousands of U.S. Dollars	December 31, 2009	December 31, 2008
Current debt	791,583	1,735,967
Total debt	1,446,764	2,977,015

Ratio	0.55	0.58